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Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Julie Ryan
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	6 August 2002
No. of pages including this one	3

SUPPL

02049068

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

ERSTE BANK

INVESTOR INFORMATION

Vienna, 6 August 2002

Erste Bank acquires Česká spořitelna shares from AVS

Erste Bank[1] announces that on 5 August 2002 it acquired all the shares in Česká spořitelna (ČS) held by AVS, Erste Bank's largest shareholder. AVS had previously bought ČS shares through a voluntary tender offer and subsequent mandatory tender offer, which together ran from 8 April to 10 July 2002.

Through this transaction, Erste Bank has acquired an additional 38.36%[2] of the ordinary shares as well as 7%[3] of the (unlisted) preference shares of ČS, which were originally held by Czech towns and municipalities.

As of 5 August 2002 Erste Bank will hold 87.9% of ČS's share capital or 94.9% of the voting rights. As of this date, the new level of holdings of ČS stock will be reflected in Erste Bank's balance sheet and profit and loss account.

Erste Bank has paid €12.75 per ordinary share and € 6 per preference share. This results in an overall price of € 693 m for the purchase of ordinary and preference shares from AVS.

The transfer of preference shares to Erste Bank, which has already been approved by the ČS AGM on 22 October 2001, is pending, subject to the entry in the Companies Register of an amendment of the statutes of ČS. Therefore, Erste Bank is for the moment only assuming ownership of the ordinary shares. The preference shares (including also the 70% purchased in the context of a tender offer to the municipalities in 2001) will be transfered as soon as the entry into the Register is completed.

For further information please contact:

Gabriele Werzer	+ 43 50 100 11286	gabriele.werzer@erstebank.at
Thomas Schmee	+ 43 50 100 17326	thomas.schmee@erstebank.at

Fax: 0043 50 100 13112
Graben 21, A-1010 Vienna, Austria

[1] Erste Bank der oesterreichischen Sparkassen AG

[2] 54,001,348 shares

[3] 784,579 shares

Background information

Erste Bank - Highlights

- **The leading financial services provider in Central Europe**, ideally positioned to benefit from EU enlargement. Erste Bank's powerful position is underpinned by a Central European customer base of 10.6 million including about 1.8 million customers of Austrian savings bank partners.
- **History of strong growth**: Total assets increased by more than 130% since 1997, while customer numbers have grown sharply from 0.6 million.
- **Successful earnings enhancement**: Erste Bank has raised its return on equity (RoE) from 8.5% in 1996 to 12.4% in 2001.
- **Strong stock market performance**: Total shareholder return in 2001 (26.5%) made Erste one of the best performing banking stocks in Europe.

Strategy

Erste Bank has four key strategic objectives:

(i) to exploit its core business potential in **Austria** and focus on its **key competencies** in retail and SME banking,

(ii) to build on its role as the lead bank of the **Austrian savings banks sector** and to seek increasingly closer co-operation and co-ordination within the sector, creating further opportunities for cost reduction and revenue growth,

(iii) to grow its business in an **extended home market in Central Europe** with a potential customer base of some 40 million people and maintain its position as the leading retail financial institution in that market, and

(iv) to transfer the **multi-channel distribution model** throughout Central Europe.

Customer and product focus

The Erste Bank Group's customer focus is on the retail market as well as small to medium-sized enterprises. The product focus is moving increasingly towards higher margin commission-based business where Erste Bank has achieved particular success, including asset management, insurance and leasing.

Savings bank strategy

The pioneering partnership approach adopted in Austria has enabled Erste Bank to leverage its core competencies across the large distribution network offered by the Austrian savings banks, offering new sources of growth potential in a mature market.

Key recent achievements were:

→ An agreement among member savings banks on a cross-deposit insurance scheme ("Haftungsverbund"), giving customers in Austria unparalleled deposit protection as well as enhancing risk management in the savings bank sector.

→ The acquisition of a majority stake in the Tyrolean savings bank Tiroler Sparkasse.

Central Europe

Within only four years, Erste Bank successfully implemented plans announced in 1997 of acquiring or establishing significant operations in the neighbouring markets of Central Europe. To date, significant operations have been established in the Czech and Slovak Republics, Hungary and Croatia.

Erste Bank's advanced banking capabilities based in Austria have proven their ability to generate exceptional operational leverage when applied to the transformation of leading brands and large scale operations in Central Europe.

The **largest acquisitions** in the region were in the Czech Republic, the Slovak Republic and Croatia:

- In January 2000 Erste Bank acquired a majority stake in Česká spořitelna, the leading Czech retail bank with 4 million customers then – and 4.9 million customers today.
- At the beginning of 2001 Erste Bank signed an agreement to acquire a majority stake in Slovenská sporiteľňa, the largest bank in the Slovak Republic with 1.9 million customers (2.3 today).
- In April 2002 Erste Bank agreed to acquire a majority stake in Riječka banka of Croatia, lifting Erste Bank's market share in the region to more than 10%, measured by total assets.